UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                      SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

                            Encore Capital Group, Inc.
                            --------------------------
                                (Name of Issuer)

                            Common Stock ($.01 par value)
                            -----------------------------
                           (Title of Class of Securities)

                                   292554 10 2
                                   -----------
                                 (CUSIP Number)

                                 Stuart I. Rosen
                  Senior Vice President and Associate General Counsel
                             Triarc Companies, Inc.
                                 280 Park Avenue
                            New York, New York 10017
                  ----------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                  Communications)

                                  January 23, 2006
                              -------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) Name of Reporting Person                Madison West Associates Corp.
    I.R.S. Identification No. of
    Above Person
--------------------------------------------------------------------------------
(2) Check the Appropriate Box              (a)
    if a Member of a                       -------------------------------------
    Group                                  (b)   X
                                           -------------------------------------
--------------------------------------------------------------------------------
(3) SEC Use Only
--------------------------------------------------------------------------------
(4) Source of Funds                                         OO
--------------------------------------------------------------------------------
(5) Check Box if Disclosure of Legal                       [  ]
    Proceedings is
    Required Pursuant to Items
    2(d) or 2(e)
--------------------------------------------------------------------------------
(6) Citizenship or Place of
    Organization                                          Delaware
--------------------------------------------------------------------------------

Number of Shares         (7) Sole Voting Power                    None
Beneficially Owned by    -------------------------------------------------------
Each Reporting Person    (8) Shared Voting Power             1,096,800
With                     -------------------------------------------------------
                         (9) Sole Dispositive Power               None
                         -------------------------------------------------------
                         (10)Shared Dispositive Power        1,096,800
--------------------------------------------------------------------------------
(11) Aggregate Amount
     Beneficially Owned by Each
     Reporting Person                                        1,096,800
--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in                          [  ]
      Row (11) Excludes Certain Shares
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in                    4.9%*
      Row (11)
--------------------------------------------------------------------------------
(14) Type of Reporting Person                                      CO

* Based on 22,572,585 shares of Common Stock outstanding as of October 20, 2005, as reported in the Company's Form 10-Q, as filed with the Securities and Exchange Commission on November 3, 2005.

(1) Name of Reporting Person                Triarc Companies, Inc.
    I.R.S. Identification No. of
    Above Person
--------------------------------------------------------------------------------
(2) Check the Appropriate Box              (a)
    if a Member of a                       -------------------------------------
    Group                                  (b)   X
                                           -------------------------------------
--------------------------------------------------------------------------------
(3) SEC Use Only
--------------------------------------------------------------------------------
(4) Source of Funds                                         OO
--------------------------------------------------------------------------------
(5) Check Box if Disclosure of Legal                       [  ]
    Proceedings is
    Required Pursuant to Items
    2(d) or 2(e)
--------------------------------------------------------------------------------
(6) Citizenship or Place of
    Organization                                              Delaware
--------------------------------------------------------------------------------

Number of Shares         (7) Sole Voting Power                    None
Beneficially Owned by    -------------------------------------------------------
Each Reporting Person    (8) Shared Voting Power             1,198,075
With                     -------------------------------------------------------
                         (9) Sole Dispositive Power               None
                         -------------------------------------------------------
                         (10)Shared Dispositive Power        1,198,075
--------------------------------------------------------------------------------
(11) Aggregate Amount
     Beneficially Owned by Each
     Reporting Person                                        1,198,075
--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in                          [  ]
      Row (11) Excludes Certain Shares
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in                    5.3%*
      Row (11)
--------------------------------------------------------------------------------
(14) Type of Reporting Person                                      CO

* Based on 22,572,585 shares of Common Stock outstanding as of October 20, 2005, as reported in the Company's Form 10-Q, as filed with the Securities and Exchange Commission on November 3, 2005.

(1) Name of Reporting Person                Nelson Peltz
    I.R.S. Identification No. of
    Above Person
--------------------------------------------------------------------------------
(2) Check the Appropriate Box              (a)
    if a Member of a                       -------------------------------------
    Group                                  (b)   X
                                           -------------------------------------
--------------------------------------------------------------------------------
(3) SEC Use Only
--------------------------------------------------------------------------------
(4) Source of Funds                                         OO
--------------------------------------------------------------------------------
(5) Check Box if Disclosure of Legal                       [  ]
    Proceedings is
    Required Pursuant to Items
    2(d) or 2(e)
--------------------------------------------------------------------------------
(6) Citizenship or Place of
    Organization                                          United States
--------------------------------------------------------------------------------

Number of Shares         (7) Sole Voting Power                    None
Beneficially Owned by    -------------------------------------------------------
Each Reporting Person    (8) Shared Voting Power             2,415,734
With                     -------------------------------------------------------
                         (9) Sole Dispositive Power               None
                         -------------------------------------------------------
                         (10)Shared Dispositive Power        2,415,734
--------------------------------------------------------------------------------
(11) Aggregate Amount
     Beneficially Owned by Each
     Reporting Person                                        2,415,734
--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in                          [  ]
      Row (11) Excludes Certain Shares
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in                   10.7%*
      Row (11)
--------------------------------------------------------------------------------
(14) Type of Reporting Person                                      IN

* Based on 22,572,585 shares of Common Stock outstanding as of October 20, 2005, as reported in the Company's Form 10-Q, as filed with the Securities and Exchange Commission on November 3, 2005.

(1) Name of Reporting Person                Peter W. May
    I.R.S. Identification No. of
    Above Person
--------------------------------------------------------------------------------
(2) Check the Appropriate Box              (a)
    if a Member of a                       -------------------------------------
    Group                                  (b)   X
                                           -------------------------------------
--------------------------------------------------------------------------------
(3) SEC Use Only
--------------------------------------------------------------------------------
(4) Source of Funds                                         OO
--------------------------------------------------------------------------------
(5) Check Box if Disclosure of Legal                       [  ]
    Proceedings is
    Required Pursuant to Items
    2(d) or 2(e)
--------------------------------------------------------------------------------
(6) Citizenship or Place of
    Organization                                          United States
--------------------------------------------------------------------------------

Number of Shares         (7) Sole Voting Power                    15,000
Beneficially Owned by    -------------------------------------------------------
Each Reporting Person    (8) Shared Voting Power               1,198,075
With                     -------------------------------------------------------
                         (9) Sole Dispositive Power               15,000
                         -------------------------------------------------------
                         (10)Shared Dispositive Power          1,198,075
--------------------------------------------------------------------------------
(11) Aggregate Amount
     Beneficially Owned by Each
     Reporting Person                                          1,213,075
--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in                          [  ]
      Row (11) Excludes Certain Shares
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in                    5.4%*
      Row (11)
--------------------------------------------------------------------------------
(14) Type of Reporting Person                                      IN

* Based on 22,572,585 shares of Common Stock outstanding as of October 20, 2005, as reported in the Company's Form 10-Q, as filed with the Securities and Exchange Commission on November 3, 2005.

(1) Name of Reporting Person                Neale M. Albert
    I.R.S. Identification No. of
    Above Person
--------------------------------------------------------------------------------
(2) Check the Appropriate Box              (a)
    if a Member of a                       -------------------------------------
    Group                                  (b)   X
                                           -------------------------------------
--------------------------------------------------------------------------------
(3) SEC Use Only
--------------------------------------------------------------------------------
(4) Source of Funds                                         OO
--------------------------------------------------------------------------------
(5) Check Box if Disclosure of Legal                       [  ]
    Proceedings is
    Required Pursuant to Items
    2(d) or 2(e)
--------------------------------------------------------------------------------
(6) Citizenship or Place of
    Organization                                          United States
--------------------------------------------------------------------------------

Number of Shares         (7) Sole Voting Power                    None
Beneficially Owned by    -------------------------------------------------------
Each Reporting Person    (8) Shared Voting Power                43,635
With                     -------------------------------------------------------
                         (9) Sole Dispositive Power               None
                         -------------------------------------------------------
                         (10)Shared Dispositive Power           43,635
--------------------------------------------------------------------------------
(11) Aggregate Amount
     Beneficially Owned by Each
     Reporting Person                                           43,635
--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in                          [  ]
      Row (11) Excludes Certain Shares
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in                    0.2%*
      Row (11)
--------------------------------------------------------------------------------
(14) Type of Reporting Person                                      IN

* Based on 22,572,585 shares of Common Stock outstanding as of October 20, 2005, as reported in the Company's Form 10-Q, as filed with the Securities and Exchange Commission on November 3, 2005.

Amendment No. 10 to Schedule 13D


     This Amendment No. 10 to Schedule 13D amends the Schedule 13D originally filed on March 4, 2002 (the "Original Statement"), as supplemented and amended by Amendment No. 1, dated October 31, 2002, Amendment No. 2, dated September 4, 2003, Amendment No. 3, dated September 29, 2003, Amendment No. 4 dated October 9, 2003, Amendment No. 5 dated October 16, 2003 and Amendment No. 6 dated December 23, 2004, Amendment No. 7 dated January 20, 2005, Amendment No. 8 dated May 12, 2005 and Amendment No. 9 dated June 17, 2005 (the Original Statement, as so amended, the "Schedule 13D"). Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Schedule 13D. Except as set forth below, there are no changes to the information set forth in the Schedule 13D.

Item 2.           Identity and Background

                  Schedules I and II are hereby amended and restated as set forth herein and are incorporated herein by reference.

Item 3.           Source and Amount of Funds or other Consideration

                  Item 3 of the Schedule 13D is hereby amended by adding the following:

                  On January 23, 2006, the Peltz LP pledged 1,174,024 shares of Common Stock to a third party brokerage firm as security for a margin account.

Item 4.           Purpose of Transaction

                   On November 22, 2005 and January 4, 2006, the Peltz Family Foundation made bona fide donations aggregating 2,580 and 13,450 shares, respectively, of Common Stock. On December 22, 2005, the Peltz LP made a bona fide gift of 27,800 shares of Common Stock to the Peltz Family Foundation.

Item 5.           Interest in Securities of the Issuer.

                  Paragraphs (iii), (iv) and (vi) of Part (a)-(b) of Item 5 are amended and restated to read in their entirety as follows:

          (iii) As a co-trustee of the Peltz Family Foundation, Mr. Albert shares voting and dispositive power over of the 43,635 shares of Common Stock directly owned by the Peltz Family Foundation. As a result, pursuant to Rule 13d-3 of the Exchange Act, Mr. Albert may be deemed the beneficial owner of 43,635 shares, which constitute approximately 0.2% of the Company's outstanding shares of Common Stock (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 22,572,585 shares of Common Stock outstanding as of October 20, 2005, as reported in the Company's Form 10-Q filed with the Securities and Exchange Commission on November 3, 2005). Mr. Albert disclaims beneficial ownership of such shares;

          (iv) On May 9, 2004 Mr. Peltz transferred all of his general partnership interests in the Peltz LP to Claudia Peltz, his wife, as a result of which Mrs. Peltz became the sole general partner of the Peltz LP. Immediately thereafter, Mrs. Peltz contributed all of the general partnership interests in the Peltz LP to a limited liability company of which she is the sole member. On January 23, 2006, the Peltz Family Foundation pledged 1,174,924 shares of Common Stock to a third party brokerage firm as security for a margin account. Mr. Peltz may be deemed to beneficially own the 1,174,024 shares of Common Stock directly owned by the Peltz LP. As a co-trustee of the Peltz Family Foundation, Mr. Peltz shares voting and dispositive power over of the 43,635 shares of Common Stock directly owned by the Peltz Family Foundation. As a result of the Voting Agreement, Mr. Peltz and Mr. May may be deemed to beneficially own, in the aggregate, approximately 45.2% of the voting power of the outstanding Class A Common Stock and Class B Common Stock, of Triarc, and thus Mr. Peltz shares voting and dispositive power with Triarc and Mr. May over the 1,198,075 shares of Common Stock beneficially owned by Triarc (see (ii) above). As a result, pursuant to Rule 13d-3 of the Exchange Act, Mr. Peltz may be deemed the indirect beneficial owner of (i) the 1,174,024 shares of Common Stock directly owned by the Peltz LP, (ii) the 43,635 shares of Common Stock directly owned by the Peltz Family Foundation and (iii) the 1,198,075 shares of Common Stock beneficially owned by Triarc, which, in the aggregate, constitute approximately 10.7% of the Company's outstanding shares of Common Stock (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 22,572,585 shares of Common Stock outstanding as of October 20, 2005, as reported in the Company's Form 10-Q filed with the Securities and Exchange Commission on November 3, 2005). Mr. Peltz disclaims beneficial ownership of such shares;

          (vi) The Peltz Family Foundation is the beneficial owner of 43,635 shares of Common Stock. Mr. and Mrs. Peltz, one of their adult children and Mr. Albert serve as co-trustees of the Peltz Family Foundation. Mr. Peltz and Mr. Albert may be deemed to beneficially own the shares of Common Stock owned by the Peltz Family Foundation. Each of Mr. Peltz and Mr. Albert disclaims beneficial ownership of such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer


                  Item 6 of the Schedule 13D is hereby amended by adding the following:

                  On January 23, 2006, the Peltz LP pledged 1,174,024 shares of Common Stock to a third-party brokerage firm as security for a margin account.

                                  SIGNATURE
                                  ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date:  February 3, 2006

                          MADISON WEST ASSOCIATES CORP.



                          By: /s/ STUART I. ROSEN
                              -------------------------------------------------
                              Name:  Stuart I. Rosen
                              Title: Senior Vice President and Secretary


                          TRIARC COMPANIES, INC.



                          By: /s/ STUART I. ROSEN
                              --------------------------------------------------
                              Name:  Stuart I. Rosen
                              Title: Senior Vice President and Secretary


                          /s/ NELSON PELTZ
                          ------------------------------------------------------
                              Nelson Peltz


                          /s/ PETER W. MAY
                          ------------------------------------------------------
                              Peter W. May


                          /s/ NEALE M. ALBERT
                          ------------------------------------------------------
                              Neale M. Albert

                                   SCHEDULE I
                        DIRECTORS AND EXECUTIVE OFFICERS
                              TRIARC COMPANIES, INC.

     Set forth below are the names, citizenship, addresses and, to the best knowledge of the Reporting Persons, the beneficial ownership in the securities of the Company of each of the directors and executive officers of Triarc, other than Messrs. Peltz and May who are also Reporting Persons. (1)

------------------------------- --------------------- --------------------------------- -------------------------
Name                            Citizenship           Residence or Business Address     Beneficial Ownership
------------------------------- --------------------- --------------------------------- -------------------------
Hugh L. Carey                   USA                   805 Third Avenue
                                                      New York, NY 10022                           0
------------------------------- --------------------- --------------------------------- -------------------------
Clive Chajet                    USA                   575 Madison Avenue,
                                                      New York, NY  10022                          0
------------------------------- --------------------- --------------------------------- -------------------------
Joseph A. Levato                USA                   280 Park Avenue
                                                      New York, NY  10017                          0
------------------------------- --------------------- --------------------------------- -------------------------
Gregory H. Sachs                USA                   8700 West Bryn Mawr, 12th Fl.
                                                      Chicago, IL  60631                           0
------------------------------- --------------------- --------------------------------- -------------------------
David E. Schwab II              USA                   1133 Avenue of the Americas
                                                      New York, NY 10036                           0
------------------------------- --------------------- --------------------------------- -------------------------
Raymond S. Troubh               USA                   10 Rockefeller Plaza
                                                      New York, NY  10020                          0
------------------------------- --------------------- --------------------------------- -------------------------
Gerald Tsai, Jr.                USA                   200 Park Avenue
                                                      New York, NY  10166                          0
------------------------------- --------------------- --------------------------------- -------------------------
Jack G. Wasserman               USA                   280 Park Avenue
                                                      New York, NY  10017                          0
------------------------------- --------------------- --------------------------------- -------------------------
Edward Garden                   USA                   280 Park Avenue
                                                      New York, NY  10017                          0
------------------------------- --------------------- --------------------------------- -------------------------
Russell V. Umphenour, Jr.       USA                   5995 Barfield Road
                                                      Atlanta, GA  30328                           0
------------------------------- --------------------- --------------------------------- -------------------------
Brian L. Schorr                 USA                   280 Park Avenue
                                                      New York, NY  10017                    5,008 (2) (3)
------------------------------- --------------------- --------------------------------- -------------------------
Francis T. McCarron             USA                   280 Park Avenue
                                                      New York, NY  10017                          0
------------------------------- --------------------- --------------------------------- -------------------------
Greg Essner                     USA                   280 Park Avenue
                                                      New York, NY  10017                          0
------------------------------- --------------------- --------------------------------- -------------------------
Stuart I. Rosen                 USA                   280 Park Avenue
                                                      New York, NY  10017                      22,000 (2)
------------------------------- --------------------- --------------------------------- -------------------------
Fred H. Schaefer                USA                   280 Park Avenue
                                                      New York, NY  10017                      50,000 (2)
------------------------------- --------------------- --------------------------------- -------------------------
Anne A. Tarbell                 USA                   280 Park Avenue
                                                      New York, NY  10017                          0
------------------------------- --------------------- --------------------------------- -------------------------
Douglas N. Benham               USA                   1155 Perimeter Center West
                                                      Atlanta, Georgia 30338                       0
------------------------------- --------------------- --------------------------------- -------------------------

1) To the best knowledge of the Reporting Persons, except where otherwise noted, each of the directors and executive officers of Triarc listed above
     (i) funded their purchase of shares of Common Stock reported herein from personal funds; (ii) acquired the shares of Common Stock for investment purposes; (iii) has sole voting and dispositive power over the shares listed on this Schedule I and (iv) has the sole right to receive dividends from, or the proceeds from the sale of the shares listed on this Schedule I.

2)   Consists of Common Stock.

3) The shares reported herein are held by Mr. Schorr's wife, as to which shares Mr. Schorr disclaims beneficial ownership.

                                 SCHEDULE II

                       DIRECTORS AND EXECUTIVE OFFICERS
                         MADISON WEST ASSOCIATES CORP.


     Set forth below are the names, citizenship, addresses and, to the best knowledge of the Reporting Persons, the beneficial ownership in the securities of the Company of each of the directors and executive officers of Madison West.
(1)

---------------------------- -------------------------- -------------------------- --------------------------
Name                         Citizenship                Residence or Business      Beneficial Ownership
                                                        Address
---------------------------- -------------------------- -------------------------- --------------------------
Edward Garden                USA                        280 Park Avenue
                                                        New York, NY  10017                   0
---------------------------- -------------------------- -------------------------- --------------------------
Francis T. McCarron          USA                        280 Park Avenue
                                                        New York, NY  10017                    0
---------------------------- -------------------------- -------------------------- --------------------------
Brian L. Schorr              USA                        280 Park Avenue
                                                        New York, NY  10017                5,008 (2)
---------------------------- -------------------------- -------------------------- --------------------------
Stuart I. Rosen              USA                        280 Park Avenue
                                                        New York, NY  10017               22,000 (2)
---------------------------- -------------------------- -------------------------- --------------------------
Fred H. Schaefer             USA                        280 Park Avenue
                                                        New York, NY  10017               50,000 (2)
---------------------------- -------------------------- -------------------------- --------------------------
Anne A. Tarbell              USA                        280 Park Avenue
                                                        New York, NY  10017                    0
---------------------------- -------------------------- -------------------------- --------------------------

1) To the best knowledge of the Reporting Persons, except where otherwise noted, each of the directors and executive officers of Madison West listed above (i) funded their purchase of shares of Common Stock reported herein from personal funds; (ii) acquired the shares of Common Stock for investment purposes; and (iii) has sole voting and dispositive power over the shares listed on this Schedule II.

2)   See Schedule I.